 December 22, 2014   Creating a Medical Device Company Positioned for Growth   Draft v12  Filed by Uroplasty, Inc. pursuant to Rule to Rule 425 Under the Securities Act of 1933 Deemed filed pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934 Subject Company: Uroplasty, Inc. Commission File No. 001-32632

 *  Forward-Looking Statements  This presentation includes forward-looking statements. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning. Forward-looking statements in this presentation include, but are not limited to, statements about the benefits of the transaction; expected revenue growth rates; the expected timing of the completion of the transaction; and the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services. Each forward-looking statement contained in this presentation is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, uncertainties as to the timing of the transaction; uncertainties as to whether Uroplasty shareholders and Vision-Sciences shareholders will approve the transaction; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived; the risk that shareholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic or political conditions outside of either company’s control; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of Uroplasty and Vision-Sciences may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; operating costs and business disruption following completion of the transaction, including adverse effects on employee retention and on each company’s respective business relationships with third parties; transaction costs; actual or contingent liabilities; the adequacy of the combined company’s capital resources; and the risks identified under the heading “Risk Factors” in Uroplasty’s Annual Report on Form 10-K, for the fiscal year ended March 31, 2014, filed with the Securities and Exchange Commission (“SEC”) on June 9, 2014, and Vision-Sciences’ Annual Report on Form 10-K for the fiscal year ended March 31, 2014, filed with the SEC on May 30, 2014, as well as both companies’ subsequent Quarterly Reports on Form 10-Q and other information filed by each company with the SEC. Uroplasty and Vision-Sciences caution investors not to place considerable reliance on the forward-looking statements contained in this presentation. You are encouraged to read Uroplasty’s and Vision-Sciences’ filings with the SEC, available at www.sec.gov, for a discussion of these and other risks and uncertainties. The forward-looking statements in this presentation speak only as of the date of this presentation, and Uroplasty and Vision-Sciences undertake no obligation to update or revise any of these statements. Uroplasty’s and Vision-Sciences’ businesses are subject to substantial risks and uncertainties, including those referenced above. Investors, potential investors, and others should give careful consideration to these risks and uncertainties.

 *  On Today’s Call  Rob KillUroplasty Chairman and CEOHoward ZaubermanVision-Sciences President and CEOBrett ReynoldsUroplasty Chief Financial Officer

 *  Today’s Announcement   - COGENTIX MEDICAL -- Reserved Symbol (Nasdaq: CGNT) - - Headquarters in Minnetonka, MN -- Merger expected to accelerate growth of combined companies -- Expands innovative product offerings in Urology - - Creates platform for growth in addressable $1.3 Billion flexible endoscopy market -The first step in the creation of an innovative medical device company positioned for growth with greater scale, a stronger financial profile and potential for 15% sustainable revenue growth beginning year two  Uroplasty and Vision-Sciences Agree to Merge in All-Stock Combination, Creating a Medical Device Company Positioned for Growth

 *  Urology Market Dynamics   Costs of practice are rising while reimbursement is relatively stablePatient population with urologic disorders is predominantly beyond middle age (> 55 years); growth in the senior population, along with the large volume of chronic conditions, is increasing patient demand Lack of effective therapies for many conditions; market seeking innovative new diagnostic and therapeutic solutions to address unmet treatment needsForecasted shortage of urologists (450 annual retirees “replaced” by 280 annual graduates) in combination with increasing demand highlights need for improved efficiency  By 2020, some project urology as the most “in-demand” specialty

 *   Company Summary  Proprietary Products  Uroplasty at a Glance  Note: 3/31 Fiscal Year End   Total Revenue  Founded in 1992NASDAQ: UPIHQ in Minnetonka, MNFY14 revenue: $24.6M119 team members at 9/30/14  Urgent PC Macroplastique  Product Revenue Mix

 *   Company Summary  Proprietary Technology Platform  Vision-Sciences at a Glance  Note: 3/31 Fiscal Year End   Total Revenue  Founded in 1987NASDAQ: VSCIHQ in Orangeburg, NYFY14 revenue: $17.1M98 team members at 9/30/14

 *  Vision-Sciences EndoSheath Innovation   Innovative technology ensures an “always ready, always sterile” endoscope

 *  Vision-Sciences Comparative Reprocessing

 *  Terms of the Merger   All-stock transaction Uroplasty shareholders to own 62.5% and Vision-Sciences shareholders to own 37.5% upon completion of the merger (on diluted basis, excluding shares issuable upon conversion of notes and warrants held by Vision-Sciences’ Board Chairman, which were amended in connection with the merger agreement)3.6331 exchange ratioTransaction subject to customary closing conditions, including both companies’ shareholder approvalsExpected to close in the first half of calendar 2015Board of Directors will be comprised of the 5 existing Uroplasty board members and 3 representatives from the existing Vision-Sciences board

 *  Cogentix Medical Financial Profile   $41.7 million in fiscal year 2014$24.6 million for Uroplasty$17.1 million for Vision-SciencesAccelerating future revenue growth TTM revenue growth of 10.9%11% to 14% revenue growth anticipated for fiscal year beginning April 1, 201515% sustainable revenue growth anticipated beginning in second fiscal yearSynergies Expanded product portfolio expected to increase direct sales force productivityCost synergies, such as public company and other G&A costs, of approximately $1 millionCompletion of integration planning necessary before we are able to provide further guidance on total synergies

 *  Depth & Breadth of Leadership TeamDistribution Platform44 U.S. Sales Reps – Uroplasty12 U.S. Sales Reps - Vision Sciences8 International Sales RepsDistributor RelationshipsFunctional ExpertiseSalesMarketingRegulatoryQuality Reimbursement  Cogentix Medical Growth Strategy  Licensing & acquisition opportunities exist to add underperforming yet innovative assets COGENTIX MEDICAL to exploit…Poor execution Due to weak leadership and sales teamsInability to fund sales teams and R&D Orphaned technologies Often within larger organizationsBalance sheet inefficiencies The wrong capital structureNew technologies ready for commercializationOur sales organization can get to market more quickly   Leverage Our Assets  Organic Growth + Expanded Product Portfolio

 *  Cogentix Medical Growth Strategy  GoalsAcquire innovative assets at attractive valuations Accelerate revenue growth to 15% for products in portfolio Reward shareholders through improved valuationMetricsAnticipated near-term revenue of ~ $50 millionAspire to $100 million of revenue within three years   Organic Growth  Expanded Product Portfolio

 *  Summary   Expected Benefits to ShareholdersCreates Medical Device company positioned for growthGreater scale and stronger financial profileAccelerated revenue growth anticipated by leveraging existing capacity of Uroplasty sales teamExpands product offerings in UrologyExtends platform for growth in addressable $1.3 Billion flexible endoscopy marketNext StepsSubject to Uroplasty and Vision-Sciences shareholder approvalExpected to close in the first half of 2015

 *  Your Questions

 EVC GROUPDOUG SHERKDSHERK@EVCGROUP.COM415.652.9100BRIAN MOOREBMOORE@EVCGROUP.COM310.579.6199JANINE MCCARGO (MEDIA)JMCCARGO@EVCGROUP.COM646.688.0425  For additional information, please contact:  UROPLASTY & VISION-SCIENCESBRETT REYNOLDSCFO, UROPLASTY BRETT.REYNOLDS@UROPLASTY.COM952.426.6152GARY SIEGELVP-FINANCE, VISION-SCIENCESGARY.SIEGEL@VISIONSCIENCES.COM845.848.1085WWW.UROPLASTY.COMWWW.VISIONSCIENCES.COM

 *  Important Additional Information About This Transaction and Where to Find ItIn connection with the proposed merger, Vision-Sciences plans to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Uroplasty and Vision-Sciences that also constitutes a prospectus of Vision-Sciences. Uroplasty and Vision-Sciences will make the joint proxy statement/prospectus available to their respective shareholders. Investors are urged to read the joint proxy statement/prospectus when it becomes available, because it will contain important information. The registration statement, definitive joint proxy statement/prospectus and other documents filed by Uroplasty and Vision-Sciences with the SEC will be available free of charge at the SEC’s website (www.sec.gov) and from Uroplasty and Vision-Sciences. Requests for copies of the joint proxy statement/prospectus and other documents filed by Uroplasty with the SEC may be made by contacting Brett Reynolds, Senior Vice President, Chief Financial Officer by phone at (952) 426-6152 or by email at brett.reynolds@uroplasty.com, and request for copies of the joint proxy statement/prospectus and other documents filed by Vision-Sciences may be made by contacting Gary Siegel, Vice President, Finance by phone at (845) 848-1085 or by email at gary.siegel@visionsciences.com.Uroplasty, Vision-Sciences, their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from Uroplasty’s and Vision-Sciences’ respective shareholders in connection with the proposed transaction. Information about the directors and executive officers of Uroplasty and their ownership of Uroplasty stock is set forth in Uroplasty’s annual report on Form 10-K for the fiscal year ended March 31, 2014, and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on July 22, 2014. Information regarding Vision-Sciences’ directors and executive officers is contained in Vision-Sciences’ annual report on Form 10-K for the fiscal year ended March 31, 2014 and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on June 17, 2014. These documents can be obtained free of charge from the sources indicated above. Certain directors, executive officers and employees of Uroplasty and Vision-Sciences may have direct or indirect interest in the transaction due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the participants in the solicitation of Uroplasty and Vision-Sciences shareholders will be included in the joint proxy statement/prospectus filed with the SEC.